

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 1, 2009

Koo Ming Kown
Chief Financial Officer
Nam Tai Electronics, Inc.
Unit A, 17th Floor, Edificio Comercial Rodrigues
599 da Avenida da Praia Grande
Macao

      Re: Nam Tai Electronics, Inc.
              Form 20-F for Fiscal Year Ended December 31, 2008
              Filed March 13, 2000
              File 001-31583

Dear Mr. Ming Kown:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Jeffrey Jaramillo
                                   Accounting Branch Chief